EXHIBIT 99.3

American Lithium closes $15 Million Private Placement – Simon Clarke Appointed New CEO

VANCOUVER, British Columbia, April 29, 2021 -- American Lithium Corp. (TSXV: LI) (OTCQB: LIACF) (Frankfurt: 5LA1) (“American Lithium” or the “Company”), a leader in the acquisition, exploration and development of lithium projects, announces that it has completed a non-brokered private placement of 7,518,750 units (each, a “Unit”) at a price of $2.00 per Unit for gross proceeds of $15,037,500.

Each Unit consists of one common share and one-half of one common share purchase warrant (each whole warrant a “Warrant”). Each Warrant will entitle the holder to purchase one additional common share in the capital of the Company (a “Warrant Share”) at a price of $3.00 per Warrant Share until April 29, 2024.

Proceeds of the placement will be used to continue development of the Company’s wholly owned TLC project in Nevada and for general working capital purposes. Subject to completion of the acquisition of Plateau Energy Metals Inc., which is expected to close within the next two weeks, a portion of the proceeds may also be utilized for the ongoing development of the Falchani and Macusani projects in Peru.

The Company has paid aggregate cash finders’ fees totalling $590,250.00 and has issued 295,125 non-transferrable Warrants to certain eligible finders in consideration for the introduction of subscribers to the placement.

All securities issued in connection with the placement are subject to a four-month-and-one-day statutory hold period expiring on August 30, 2021.

Andrew Bowering, CFO & Director of the Company participated in the private placement and acquired 250,000 Units. The purchase constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuance is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as it was a distribution of securities for cash and the fair market value of the Units issued to and the consideration paid by Mr. Bowering did not exceed 25% of the Company’s market capitalization.

The Company did not file a material change report more than 21 days before the expected closing of the placement because the details of the participation therein by the related party of the Company were not settled until shortly prior to the closing of the placement and the Company wished to close on an expedited basis for business reasons.

Appointment of Simon Clarke as CEO
American Lithium is also pleased to announce the appointment of Simon Clarke as CEO of the Company with immediate effect. Simon Clarke will also continue to be a director of the Company.

Simon Clarke brings over 25 years experience in building companies and implementing successful capital markets and growth strategies focused in mining, energy, and energy technology. Most recently, Mr. Clarke was founder, CEO, and director of M2 Cobalt Corp. (cobalt / copper exploration in East Africa) and coordinated the sale of that company to Jervois Mining Ltd. in June 2019. He remained with Jervois post acquisition initially as a Director and then as EGM Corporate Affairs.

Mr Clarke brings significant experience and knowledge of the battery metals space and, in addition to day-to-day management of company wide operations, including in East Africa, his roles with M2 Cobalt and subsequently Jervois Mining involved managing government and stakeholder initiatives relating to the supply of battery metals in a number of jurisdictions. In particular, he has first-hand experience with the critical minerals’ initiatives in the United States and the urgent need to develop domestic / “friendly” sources of the supply of critical minerals, including battery grade lithium.

Mr Clarke was also a co-founder, executive and director of Osum Oil Sands Corp. (“Osum”) and, together with current American Lithium CEO, Michael Kobler, helped build a company valued in excess of US$1 billion at the peak of oil sands valuations. Osum built production to 20,000 bopd and was recently acquired by Watreous Energy Fund in a series of transactions valuing the Company at approximately $400 million, with the final phase due to close shortly, Mr Clarke remained a Board Observer at Osum until the conclusion of the main transaction. He holds an LLB and Diploma in Legal Practice from Aberdeen University, Scotland.

Andrew Bowering, CFO and Director of American Lithium stated, “We are very pleased to welcome Simon Clarke as CEO of American Lithium, he has been a key part of our team since joining as a Director in June of last year and we believe he is the right person to guide the Company through the next stage of its evolution. At the same time, I want to personally acknowledge Mike Kobler’s contributions in building American Lithium to what it is today and thank him for all his efforts as a founder and the CEO. I am pleased to report that he will remain a key part of the American Lithium team as General Manager of our US operations.”

About American Lithium
American Lithium is actively engaged in the acquisition, exploration and development of lithium deposits within mining-friendly jurisdictions throughout the Americas.  The company is currently exploring and developing the TLC lithium project located in the highly prospective Esmeralda lithium district in Nevada.  TLC is close to infrastructure, 3.5 hours south of the Tesla Gigafactory, and in the same basinal environment as Albemarle’s Silver Peak lithium mine and several advancing deposits and resources, including Ioneer Ltd.’s (formerly Global Geoscience) Rhyolite Ridge and Cypress Development Corp.’s Clayton Valley Project.

Please watch our corporate video at https://www.americanlithiumcorp.com and review our informative short project update videos and related background information at https://www.americanlithiumcorp.com/projects/tlc-nevada/.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com. Follow us on Facebook, Twitter and LinkedIn.

On behalf of the Board,

American Lithium Corp.
Michael Kobler, Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-looking statements
Statements in this release that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here. Statements in this release that are forward-looking information, include, without limitation, use of proceeds from the placement; and anticipated completion date of the acquisition of Plateau Energy Metals Inc. Information provided in this release is necessarily summarized and may not contain all available material information. All such forward-looking information and statements are based on certain assumptions and analyses made by American Lithium management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in American Lithium's most recently filed Annual Information Form and MD&A. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.